                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------




                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                           MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   600533 20 2
             ------------------------------------------------------
                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700

       ------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                December 19, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

                         (Continued on following pages)

-----------------------------                      -----------------------------
CUSIP No. 600533 20 2                  13D                     Page 2

-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Mr. C. E. Miller
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [X]
                                                                    (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
        NUMBER OF
         SHARES                  1,160
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY            8    SHARED VOTING POWER
          EACH
        REPORTING                0
         PERSON            -----------------------------------------------------
          WITH              9    SOLE DISPOSITIVE POWER

                                 1,160
                           -----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                        [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     .06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 600533 20 2                  13D                      Page 3

---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Eagle Investments, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[X]
                                                                (b)[_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
         NUMBER OF
          SHARES             0
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY         8  SHARED VOTING POWER
           EACH
         REPORTING           0
          PERSON          ------------------------------------------------------
           WITH           9  SOLE DISPOSITIVE POWER

                             0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

       This Amendment No. 5 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed on or about August 23, 2000, as further amended by Amendment No. 2 filed on or about December 14, 2000, as further amended by Amendment No. 3 on or about June 28, 2002, as further amended by Amendment No. 4 filed on or about December 12, 2002 by C.E. Miller and Eagle Investments, Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock (the "Common Stock"), $.01 par value, of Miller Exploration Company (the "Company"). As a result of certain transactions described herein C.E. Miller and Eagle Investments, Inc. are no longer Reporting Persons. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons. All amounts presented have been adjusted for the one-for-ten reverse stock split effective October 11, 2002.

Item 4.      Purpose of Transaction

       Pursuant to a Stock Purchase Agreement dated December 19, 2002, C.E. Miller and Eagle Investments, Inc, formerly Reporting Persons, sold 43,495 shares and 211,606 shares, respectively, in a private transaction on December 19, 2002. These shares represented all of the shares of Miller Exploration Company held by C.E. Miller and Eagle Investments, Inc. Of the shares held by Eagle Investments, Inc., 127,551 were sold to Kellie K. Miller Trust dated July 14, 1989. Kellie K. Miller is trustee of the Trust and spouse of David A. Miller who is the son of C.E. Miller. All of the 43,495 shares held by C.E. Miller plus the remaining 84,055 shares held by Eagle Investments, Inc. were sold to Debra
A. Miller Trust dated February 20, 1989. Debra A. Miller is trustee of the Trust and spouse of Kelly E. Miller who is the son of C.E. Miller.

Item 5.      Interest in Securities of Issuer

       (a) C.E. Miller may be deemed to beneficially own in the aggregate 1,160 shares of Common Stock, representing approximately .06% of the outstanding shares of common Stock. C.E. Miller has sole voting and dispositive power over all 1,160 share. This total represents 1,160 shares underlying options that Mr. Miller currently has the right to acquire.

       (b) C.E. Miller has sole voting and dispositive power over all 1,160 shares.

       (c)    Not applicable

       (d)    Not applicable

       (e) As of the effective date of the Stock Purchase Agreement of December 19, 2002, C. E. Miller and Eagle Investments, Inc. ceased to be beneficial owners of more than 5% of the Common Stock of Miller Exploration Company.

Item 7.    Material to be Filed as Exhibits

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc. and Eagle International, Inc. on July, 3, 2002).

10.3* Stock Purchase Agreement dated December 19, 2002 by and between C.E. Miller, C.E. Miller Trust dated September 10, 1980 and Eagle Investments, Inc as sellers and Debra A. Miller, Trustee of the Debra A. Miller Trust dated February 20, 1989 and Kellie K. Miller, Trustee of Kellie K. Miller Trust dated July 14, 1989 as buyers.

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).



__________________________

* Filed Herewith

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          January 22, 2003                     By: /s/ C.E. Miller
-----------------------------------                -----------------------------
              Date                                   Name:  C. E. Miller




                                               EAGLE INVESTMENTS, INC.



                                               By: /s/ C.E. Miller
                                                   ---------------
                                                   Name: C.E. Miller
                                                   Title:  President

                                  EXHIBIT INDEX

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc. and Eagle International, Inc. on July, 3, 2002).

10.3* Stock Purchase Agreement dated December 19, 2002 by and between C.E. Miller, C.E. Miller Trust dated September 10, 1980 and Eagle Investments, Inc as sellers and Debra A. Miller, Trustee of the Debra
          A. Miller Trust dated February 20, 1989 and Kellie K. Miller, Trustee of Kellie K. Miller Trust dated July 14, 1989 as buyers.

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).


______________________

* Filed Herewith

                                   SCHEDULE 1

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
             OFFICERS AND CONTROLLING PERSONS OF EAGLE INVESTMENTS

      Name and Position                     Business Address               Present Occupation
      -----------------                     ----------------               ------------------
C.E. Miller                         3104 Logan ValleyRoad                       Retired
Sole Executive Officer and Sole     Traverse City, Michigan 49684
Director